SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(dd) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                          Commission file number 1-3004



                             Illinois Power Company
                             Incentive Savings Plan
                          for Employees Covered Under a
                         Collective Bargaining Agreement
                            (Full title of the plan)




                              Illinova Corporation
                              500 South 27th Street
                             Decatur, Illinois 62525


                     (Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office.)

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN
                          FOR EMPLOYEES COVERED UNDER A
                         COLLECTIVE BARGAINING AGREEMENT



                              FINANCIAL STATEMENTS
                           AND ADDITIONAL INFORMATION




                                DECEMBER 31, 1998

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN
                          FOR EMPLOYEES COVERED UNDER A
                         COLLECTIVE BARGAINING AGREEMENT


            Index to Financial Statements and Additional Information

Financial Statements:                                                 Page

      Report of Independent Accountants                                  1

      Statements of Net Assets  Available
      for Benefits with Fund Information as
      of December 31, 1998 and 1997                                    2-7

      Statements  of Changes  in Net Assets Available
      for Benefits with Fund Information for the
      years ended December 31, 1997 and 1996                          8-23

      Notes to Financial Statements                                  34-42

Additional Information:

       Schedule I - Schedule of Assets Held for Investment Purposes

       Schedule II - Schedule of Reportable Transactions



Note:Other schedules required by section  2520.103-10 of the Department of Labor
     Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                                                  Fidelity
                                              Illinova             Equity
                                               Stock               Income
                                               Fund                 Fund
ASSETS:
   Cash and Temporary Cash Investments     $   318,089          $         0
   Investments at Fair Value                23,325,275           24,282,284
                                           -----------          -----------
       Total Investments                    23,643,364           24,282,284

   Dividends and Interest Receivable             1,155                    0
   Employee Contributions Receivable           137,940               35,887
   Employer Contributions Receivable           200,413                    0
   Loan Repayments Receivable                      812                8,114
   Loans Outstanding                                 0                    0
                                           -----------          -----------
       Other Assets                            340,320               44,001
                                           -----------          -----------
   Total Assets                             23,983,684           24,326,285
                                           -----------          -----------

LIABILITIES:
   Accrued Expenses                             59,712                    0
                                           -----------          -----------
   Total Liabilities                            59,712                    0
                                           -----------          -----------
NET ASSETS AVAILABLE FOR BENEFITS          $23,923,972          $24,326,285
                                           ===========          ===========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                            Fidelity
                                           Retirement
                                             Growth                 Loan
                                              Fund                  Fund
ASSETS:
   Cash and Temporary Cash Investments     $         0          $        0
   Investments at Fair Value                29,002,482                   0
                                           -----------          ----------
       Total Investments                    29,002,482                   0

   Dividends and Interest Receivable                 0                   0
   Employee Contributions Receivable            40,674                   0
   Employer Contributions Receivable                 0                   0
   Loan Repayments Receivable                   39,492            (62,283)
   Loans Outstanding                                 0           3,447,568
                                           -----------          ----------
       Other Assets                             80,166           3,385,285
                                           -----------          ----------
   Total Assets                             29,082,648           3,385,285
                                           -----------          ----------

LIABILITIES:
   Accrued Expenses                                  0                   0
                                           -----------          ----------
   Total Liabilities                                 0                   0
                                           -----------          ----------
NET ASSETS AVAILABLE FOR BENEFITS          $29,082,648          $3,385,285
                                           ===========          ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                             Fidelity               Fidelity
                                               Asset                 Asset
                                              Manager               Manager
                                              Income                 Growth
                                               Fund                   Fund
ASSETS:
   Cash and Temporary Cash Investments       $      0               $        0
   Investments at Fair Value                  519,921                4,135,718
                                           ----------               ----------
       Total Investments                      519,921                4,135,718

   Dividends and Interest Receivable                0                        0
   Employee Contributions Receivable            1,218                    7,507
   Employer Contributions Receivable                0                        0
   Loan Repayments Receivable                     204                    1,915
   Loans Outstanding                                0                        0
                                           ----------               ----------
       Other Assets                             1,422                    9,422
                                           ----------               ----------
   Total Assets                               521,343                4,145,140
                                           ----------               ----------

LIABILITIES:
   Accrued Expenses                                 0                        0
                                           ----------               ----------
   Total Liabilities                                0                        0
                                           ----------               ----------
NET ASSETS AVAILABLE FOR BENEFITS            $521,343               $4,145,140
                                           ==========               ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                              Fidelity             Fidelity
                                               Asset             International
                                              Manager              Growth and
                                               Fund               Income Fund
ASSETS:
   Cash and Temporary Cash Investments     $        0           $        0
   Investments at Fair Value                4,746,452            1,515,820
                                           ----------           ----------
       Total Investments                    4,746,452            1,515,820

   Dividends and Interest Receivable                0                    0
   Employee Contributions Receivable            8,379                3,441
   Employer Contributions Receivable                0                    0
   Loan Repayments Receivable                   1,864                  916
   Loans Outstanding                                0                    0
                                           ----------           ----------
       Other Assets                            10,243                4,357
                                           ----------           ----------
   Total Assets                             4,756,695            1,520,177
                                           ----------           ----------

LIABILITIES:
   Accrued Expenses                                 0                    0
                                           ----------           ----------
   Total Liabilities                                0                    0
                                           ----------           ----------
NET ASSETS AVAILABLE FOR BENEFITS          $4,756,695           $1,520,177
                                           ==========           ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                             Fidelity            Fidelity
                                              Managed            US Equity
                                              Income               Index
                                             Portfolio          Commingled
                                                Fund               Pool

ASSETS:
   Cash and Temporary Cash Investments     $         0          $        0
   Investments at Fair Value                11,877,172           3,190,596
                                           -----------          ----------
       Total Investments                    11,877,172           3,190,596

   Dividends and Interest Receivable                 0                   0
   Employee Contributions Receivable            17,261               9,286
   Employer Contributions Receivable                 0                   0
   Loan Repayments Receivable                    5,570               1,758
   Loans Outstanding                                 0                   0
                                           -----------          ----------
       Other Assets                             22,831              11,044
                                           -----------          ----------
   Total Assets                             11,900,003           3,201,640
                                           -----------          ----------

LIABILITIES:
   Accrued Expenses                                  0                   0
                                           -----------          ----------
   Total Liabilities                                 0                   0
                                           -----------          ----------
NET ASSETS AVAILABLE FOR BENEFITS          $11,900,003          $3,201,640
                                           ===========          ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                            Founders               USAA
                                             Growth              International
                                              Fund                  Fund
ASSETS:
   Cash and Temporary Cash Investments     $        0            $      0
   Investments at Fair Value                1,255,200             268,976
                                           ----------            --------
       Total Investments                    1,255,200             268,976

   Dividends and Interest Receivable                0                   0
   Employee Contributions Receivable            4,698                 779
   Employer Contributions Receivable                0                   0
   Loan Repayments Receivable                     709                  73
   Loans Outstanding                                0                   0
                                           ----------            --------
       Other Assets                             5,407                 852
                                           ----------            --------
   Total Assets                             1,260,607             269,828
                                           ----------            --------

LIABILITIES:
   Accrued Expenses                                 0                   0
                                           ----------            --------
   Total Liabilities                                0                   0
                                           ----------            --------
NET ASSETS AVAILABLE FOR BENEFITS          $1,260,607            $269,828
                                           ==========           =========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                              Warburg
                                               Pincus             Fidelity
                                              Emerging            Brokerage
                                               Growth                Link
ASSETS:
   Cash and Temporary Cash Investments       $      0             $      0
   Investments at Fair Value                  558,770              866,805
                                             --------           ----------
       Total Investments                      558,770              866,805

   Dividends and Interest Receivable                0                    0
   Employee Contributions Receivable            1,704                  872
   Employer Contributions Receivable                0                    0
   Loan Repayments Receivable                     243                  613
   Loans Outstanding                                0                    0
                                             --------           ----------
       Other Assets                             1,947                1,485
                                             --------           ----------
   Total Assets                               560,717              868,290
                                             --------           ----------

LIABILITIES:
   Accrued Expenses                                 0                    0
                                             --------           ----------
   Total Liabilities                                0                    0
                                             --------           ----------
NET ASSETS AVAILABLE FOR BENEFITS            $560,717             $868,290
                                           ==========           ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1998

                                                 Total All
                                                   Funds
ASSETS:
   Cash and Temporary Cash Investments            $ 318,089
   Investments at Fair Value                    105,545,471
                                               ------------
       Total Investments                        105,863,558

   Dividends and Interest Receivable                  1,155
   Employee Contributions Receivable                269,646
   Employer Contributions Receivable                200,413
   Loan Repayments Receivable                             0
   Loans Outstanding                              3,447,568
                                               ------------
       Other Assets                               3,918,782
                                               ------------
   Total Assets                                 109,782,342
                                               ------------

LIABILITIES:
   Accrued Expenses                                  59,712
                                               ------------
   Total Liabilities                                 59,712
                                               ------------
NET ASSETS AVAILABLE FOR BENEFITS              $109,722,630
                                               ============


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                                                   Fidelity
                                              Illinova              Equity
                                               Stock                Income
                                               Fund                  Fund
ASSETS:
   Cash and Temporary Cash Investments      $   225,140         $         0
   Investments at Fair Value                 23,978,597          22,793,804
                                            -----------         -----------
       Total Investments                     24,203,737          22,793,804

   Dividends and Interest Receivable              1,009                   0
   Employee Contributions Receivable             22,489              88,452
   Employer Contributions Receivable            623,739                   0
   Loan Repayments Receivable                     1,116              16,526
   Loans Outstanding                                  0                   0
                                            -----------         -----------
       Other Assets                             648,353             104,978
                                            -----------         -----------
   Total Assets                              24,852,090          22,898,782
                                            -----------         -----------

LIABILITIES:
   Accrued Expenses                               2,469                   0
                                            -----------         -----------
   Total Liabilities                              2,469                   0
                                            -----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS           $24,849,621         $22,898,782
                                            ===========         ===========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                              Fidelity
                                             Retirement
                                               Growth                Loan
                                                Fund                 Fund
ASSETS:
   Cash and Temporary Cash Investments     $         0          $        0
   Investments at Fair Value                20,643,042                   0
                                           -----------          ----------
       Total Investments                    20,643,042                   0

   Dividends and Interest Receivable                 0                   0
   Employee Contributions Receivable            84,167                   0
   Employer Contributions Receivable                 0                   0
   Loan Repayments Receivable                   18,408            (60,929)
   Loans Outstanding                                 0           3,178,759
                                           -----------          ----------
       Other Assets                            102,575           3,117,830
                                           -----------          ----------
   Total Assets                             20,745,617           3,117,830
                                           -----------          ----------

LIABILITIES:
   Accrued Expenses                                  0                   0
                                           -----------          ----------
   Total Liabilities                                 0                   0
                                           -----------          ----------
NET ASSETS AVAILABLE FOR BENEFITS          $20,745,617          $3,117,830
                                           ===========          ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                           Fidelity                 Fidelity
                                             Asset                   Asset
                                           Manager                  Manager
                                            Income                  Growth
                                             Fund                    Fund
ASSETS:
   Cash and Temporary Cash Investments        $   0                    $   0
   Investments at Fair Value                453,190                3,392,633
                                           --------               ----------
       Total Investments                    453,190                3,392,633

   Dividends and Interest Receivable              0                        0
   Employee Contributions Receivable          2,500                   17,470
   Employer Contributions Receivable              0                        0
   Loan Repayments Receivable                   357                    3,142
   Loans Outstanding                              0                        0
                                           --------               ----------
       Other Assets                           2,857                   20,612
                                           --------               ----------
   Total Assets                             456,047                3,413,245
                                           --------               ----------

LIABILITIES:
   Accrued Expenses                               0                        0
                                           --------               ----------
   Total Liabilities                              0                        0
                                           --------               ----------
NET ASSETS AVAILABLE FOR BENEFITS          $456,047               $3,413,245
                                           ========               ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                             Fidelity             Fidelity
                                              Asset             International
                                             Manager              Growth and
                                              Fund               Income Fund
ASSETS:
   Cash and Temporary Cash Investments     $        0           $        0
   Investments at Fair Value                3,930,020            1,467,400
                                           ----------           ----------
       Total Investments                    3,930,020            1,467,400

   Dividends and Interest Receivable                0                    0
   Employee Contributions Receivable           18,312                9,490
   Employer Contributions Receivable                0                    0
   Loan Repayments Receivable                   5,375                2,046
   Loans Outstanding                                0                    0
                                           ----------           ----------
       Other Assets                            23,687               11,536
                                           ----------           ----------
   Total Assets                             3,953,707            1,478,936
                                           ----------           ----------

LIABILITIES:
   Accrued Expenses                                 0                    0
                                           ----------           ----------
   Total Liabilities                                0                    0
                                           ----------           ----------
NET ASSETS AVAILABLE FOR BENEFITS          $3,953,707           $1,478,936
                                           ==========           ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                             Fidelity            Fidelity
                                              Managed            US Equity
                                              Income               Index
                                             Portfolio           Commingled
                                               Fund                 Pool

ASSETS:
   Cash and Temporary Cash Investments     $         0          $        0
   Investments at Fair Value                10,751,250           1,442,606
                                           -----------          ----------
       Total Investments                    10,751,250           1,442,606

   Dividends and Interest Receivable                 0                   0
   Employee Contributions Receivable            37,258              13,897
   Employer Contributions Receivable                 0                   0
   Loan Repayments Receivable                    9,457               2,204
   Loans Outstanding                                 0                   0
                                           -----------          ----------
       Other Assets                             46,715              16,101
                                           -----------          ----------
   Total Assets                             10,797,965           1,458,707
                                           -----------          ----------

LIABILITIES:
   Accrued Expenses                                  0                   0
                                           -----------          ----------
   Total Liabilities                                 0                   0
                                           -----------          ----------
NET ASSETS AVAILABLE FOR BENEFITS          $10,797,965          $1,458,707
                                           ===========          ==========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                             Founders              USAA
                                               Growth           International
                                               Fund                 Fund
ASSETS:
   Cash and Temporary Cash Investments     $      0             $      0
   Investments at Fair Value                525,426              172,900
                                           --------             --------
       Total Investments                    525,426              172,900

   Dividends and Interest Receivable              0                    0
   Employee Contributions Receivable          5,662                1,624
   Employer Contributions Receivable              0                    0
   Loan Repayments Receivable                 1,017                  157
   Loans Outstanding                              0                    0
                                           --------             --------
       Other Assets                           6,679                1,781
                                           --------             --------
   Total Assets                             532,105              174,681
                                           --------             --------

LIABILITIES:
   Accrued Expenses                               0                    0
                                           --------             --------
   Total Liabilities                              0                    0
                                           --------             --------
NET ASSETS AVAILABLE FOR BENEFITS          $532,105             $174,681
                                           ========             ========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT


Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                            Warburg
                                             Pincus               Fidelity
                                            Emerging             Brokerage
                                              Growth                Link
ASSETS:
   Cash and Temporary Cash Investments     $      0             $      0
   Investments at Fair Value                326,002              516,147
                                           --------             --------
       Total Investments                    326,002              516,147

   Dividends and Interest Receivable              0                    0
   Employee Contributions Receivable          2,478                  293
   Employer Contributions Receivable              0                    0
   Loan Repayments Receivable                   289                  835
   Loans Outstanding                              0                    0
                                           --------             --------
       Other Assets                           2,767                1,128
                                           --------             --------
   Total Assets                             328,769              517,275
                                           --------             --------

LIABILITIES:
   Accrued Expenses                               0                    0
                                           --------             --------
   Total Liabilities                              0                    0
                                           --------             --------
NET ASSETS AVAILABLE FOR BENEFITS          $328,769             $517,275
                                           ========             ========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT



Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1997

                                                Total All
                                                  Funds
ASSETS:
   Cash and Temporary Cash Investments         $   225,140
   Investments at Fair Value                    90,393,017
                                               -----------
       Total Investments                        90,618,157

   Dividends and Interest Receivable                 1,009
   Employee Contributions Receivable               304,092
   Employer Contributions Receivable               623,739
   Loan Repayments Receivable                            0
   Loans Outstanding                             3,178,759
                                               -----------
       Other Assets                              4,107,599
                                               -----------
   Total Assets                                 94,725,756
                                               -----------

LIABILITIES:
   Accrued Expenses                                  2,469
                                               -----------
   Total Liabilities                                 2,469
                                               -----------
NET ASSETS AVAILABLE FOR BENEFITS              $94,723,287
                                               ===========


     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                             Illinova              Fidelity
                                               Stock                Equity
                                               Fund               Income Fund
Sources of Participants' Equity:
   Contributions:
         Employee                           $   87,346           $1,889,199
         Employer                            1,387,445                    0
                                           -----------          -----------
                                             1,474,791            1,889,199
                                           -----------          -----------

Plan-to-Plan Transfers                        (182,169)            (385,644)

   Investment Income:
       Dividend and Interest Income          1,137,015            1,491,323
       Net Change in Fair Value of
         Investments                        (1,732,000)          1,262,044
                                           -----------          -----------
                                              (594,985)          2,753,367
                                           -----------          -----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants             1,289,513           1,083,400
       Administrative and Miscellaneous
         Expenses                               24,431               9,020
                                           -----------          -----------
                                             1,313,944           1,092,420
                                           -----------          -----------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                         (616,307)          3,164,502

Loans to Participants, net                     (35,148)           (170,309)

Fund-to-Fund Transfers                        (274,194)         (1,566,690)

Net Assets Available for Benefits,
   Beginning of Year                        24,849,621          22,898,782
                                           -----------          -----------
Net Assets Available for Benefits,
   End of Year                             $23,923,972         $24,326,285
                                           ===========         ============

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                             Fidelity
                                            Retirement             Loan
                                            Growth Fund            Fund

Sources of Participants' Equity:
   Contributions:
         Employee                          $ 1,877,258          $        0
         Employer                                    0                   0
                                           -----------          ----------
                                             1,877,258                   0
                                           -----------          ----------

Plan-to-Plan Transfers                        (214,106)            (50,743)

   Investment Income:
       Dividend and Interest Income          2,949,899                   0
       Net Change in Fair Value of
         Investments                         4,577,774                   0
                                           -----------          ----------
                                             7,527,673                   0
                                           -----------          ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants               806,565              78,337
       Administrative and Miscellaneous
         Expenses                                1,712                   0
                                           -----------          ----------
                                               808,277              78,337
                                           -----------          ----------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                        8,382,548            (129,080)

Loans to Participants, net                     (63,373)            396,535

Fund-to-Fund Transfers                          17,856                   0

Net Assets Available for Benefits,
   Beginning of Year                        20,745,617           3,117,830
                                           -----------          ----------
Net Assets Available for Benefits,
   End of Year                             $29,082,648          $3,385,285
                                           ===========          ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                            Fidelity              Fidelity
                                           Asset Manager        Asset Manager
                                            Income Fund           Growth Fund
Sources of Participants' Equity:
   Contributions:
         Employee                          $   54,493           $  392,909
         Employer                                   0                    0
                                           ----------           ----------
                                               54,493              392,909
                                           ----------           ----------

Plan-to-Plan Transfers                         (4,413)              13,367

   Investment Income:
       Dividend and Interest Income            43,633              587,331
       Net Change in Fair Value of
         Investments                            5,024               70,438
                                           ----------           ----------
                                               48,657              657,769
                                           ----------           ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants               28,204              172,481
       Administrative and Miscellaneous
         Expenses                                 123                   61
                                           ----------           ----------
                                               28,327              172,542
                                           ----------           ----------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                          70,410              891,503

Loans to Participants, net                     (1,420)             (10,081)

Fund-to-Fund Transfers                         (3,694)            (149,527)

Net Assets Available for Benefits,
   Beginning of Year                          456,047            3,413,245
                                           ----------           ----------
Net Assets Available for Benefits,
   End of Year                               $521,343           $4,145,140
                                           ==========           ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                            Fidelity               Fidelity
                                              Asset              International
                                           Manager Fund           Growth and
                                                                  IncomeFund
Sources of Participants' Equity:
   Contributions:
         Employee                          $  399,130           $  185,717
         Employer                                   0                    0
                                           ----------           ----------
                                              399,130              185,717
                                           ----------           ----------

 Plan-to-Plan Transfers                         7,016                2,962

   Investment Income:
       Dividend and Interest Income           870,651               62,474
       Net Change in Fair Value of
       Investments                           (202,415)              90,499
                                           ----------           ----------
                                              668,236              152,973
                                           ----------           ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants              191,372               25,237
       Administrative and Miscellaneous
         Expenses                                  91                  114
                                           ----------           ----------
                                              191,463               25,351
                                           ----------           ----------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                         882,919              316,301

Loans to Participants, net                    (29,182)              (1,664)

Fund-to-Fund Transfers                        (50,749)            (273,396)

Net Assets Available for Benefits,
   Beginning of Year                        3,953,707            1,478,936
                                           ----------           ----------
Net Assets Available for Benefits,
   End of Year                             $4,756,695           $1,520,177
                                           ==========           ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                            Fidelity            Fidelity US
                                           Managed Income       Equity Index
                                           Portfolio Fund      Commingled Pool
Sources of Participants' Equity:
   Contributions:
         Employee                          $   815,446          $  424,590
         Employer                                    0                   0
                                           -----------          ----------
                                               815,446             424,590
                                           -----------          ----------

 Plan-to-Plan Transfers                        (51,032)           (142,182)

   Investment Income:
       Dividend and Interest Income            679,055              15,701
       Net Change in Fair Value of
         Investments                                 0             608,595
                                           -----------          ----------
                                               679,055             624,296
                                           -----------          ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants               830,212              57,007
       Administrative and Miscellaneous
         Expenses                                9,524                   0
                                           -----------          ----------
                                               839,736              57,007
                                           -----------          ----------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                          603,733             849,697

Loans to Participants, net                    (108,139)             (2,490)

Fund-to-Fund Transfers                         606,444             895,726

Net Assets Available for Benefits,
   Beginning of Year                        10,797,965           1,458,707
                                           -----------          ----------
Net Assets Available for Benefits,
   End of Year                             $11,900,003          $3,201,640
                                           ===========          ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                            Founders               USAA
                                             Growth            International
                                              Fund                 Fund
Sources of Participants' Equity:
   Contributions:
         Employee                          $  193,880           $ 48,832
         Employer                                   0                  0
                                           ----------           --------
                                              193,880             48,832
                                           ----------           --------

 Plan-to-Plan Transfers                        (3,600)             1,617

   Investment Income:
       Dividend and Interest Income            70,177             10,844
       Net Change in Fair Value of
         Investments                          140,280             (11,741)
                                           ----------           ---------
                                              210,457                (897)
                                           ----------           ---------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                6,352                  0
       Administrative and Miscellaneous
         Expenses                                   0                  0
                                           ----------           --------
                                                6,352                  0
                                           ----------           --------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                         394,385             49,552

Loans to Participants, net                     12,626              2,587

Fund-to-Fund Transfers                        321,491             43,008

Net Assets Available for Benefits,
   Beginning of Year                          532,105            174,681
                                           ----------           --------
Net Assets Available for Benefits,
   End of Year                             $1,260,607           $269,828
                                           ==========           ========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                          Warburg Pincus          Fidelity
                                             Emerging             Brokerage
                                              Growth                 Link
Sources of Participants' Equity:
   Contributions:
         Employee                          $ 81,262             $   12,130
         Employer                                 0                      0
                                           --------             ----------
                                             81,262                 12,130
                                           --------             ----------

 Plan-to-Plan Transfers                      (7,416)               (58,387)

   Investment Income:
       Dividend and Interest Income           1,842                120,932
       Net Change in Fair Value of
         Investments                         28,888                      0
                                           --------             ----------
                                             30,730                120,932
                                           --------             ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants              5,032                      0
       Administrative and Miscellaneous
         Expenses                                 0                 35,087
                                           --------             ----------
                                              5,032                 35,087
                                           --------             ----------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                        99,544                 39,588

Loans to Participants, net                    1,563                  8,495

Fund-to-Fund Transfers                      130,841                302,932

Net Assets Available for Benefits,
   Beginning of Year                        328,769                517,275
                                           --------             ----------
Net Assets Available for Benefits,
   End of Year                             $560,717               $868,290
                                           ========             ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                                                   Total All
                                                     Funds
Sources of Participants' Equity:
   Contributions:
         Employee                                 $ 6,462,192
         Employer                                   1,387,445
                                                 ------------
                                                    7,849,637
                                                 ------------

 Plan-to-Plan Transfers                            (1,074,730)

   Investment Income:
       Dividend and Interest Income                 8,040,877
       Net Change in Fair Value of
         Investments                                4,837,386
                                                 ------------
                                                   12,878,263
                                                 ------------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                    4,573,712
       Administrative and Miscellaneous
         Expenses                                      80,163
                                                 ------------
                                                    4,653,875
                                                 ------------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                              14,999,295

Loans to Participants, net                                  0

Fund-to-Fund Transfers                                     48

Net Assets Available for Benefits,
   Beginning of Year                               94,723,287
                                                 ------------
Net Assets Available for Benefits,
   End of Year                                   $109,722,630
                                                 ============

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                              Illinova            Fidelity
                                               Stock               Equity
                                               Fund              Income Fund
Sources of Participants' Equity:
   Contributions:
         Employee                              $ 87,490         $ 1,890,400
         Employer                             1,762,154                   0
                                            -----------         -----------
                                              1,849,644           1,890,400
                                            -----------         -----------

 Plan-to-Plan Transfers                        (362,516)           (173,427)

   Investment Income:
       Dividend and Interest Income           1,097,468           1,309,266
       Net Change in Fair Value of
         Investments                           (422,572)          3,817,687
                                            -----------         -----------
                                                674,896           5,126,953
                                            -----------         -----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants              1,077,520             756,492
       Administrative and Miscellaneous
         Expenses                                37,347               6,314
                                            -----------         -----------
                                              1,114,867             762,806
                                            -----------         -----------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                         1,047,157           6,081,121

Loans to Participants, net                       (6,724)           (172,034)

Fund-to-Fund Transfers                         (457,237)            741,903

Net Assets Available for Benefits,
   Beginning of Year                         24,266,425          16,247,792
                                            -----------         -----------
Net Assets Available for Benefits,
   End of Year                              $24,849,621         $22,898,782
                                            ===========         ===========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                          Fidelity Retirement      Loan
                                              Growth Fund          Fund

Sources of Participants' Equity:
   Contributions:
         Employee                          $ 1,890,161                $  0
         Employer                                    0                   0
                                           -----------          ----------
                                             1,890,161                   0
                                           -----------          ----------

 Plan-to-Plan Transfers                       (329,329)            (51,768)

   Investment Income:
       Dividend and Interest Income          3,644,909                   0
       Net Change in Fair Value of
         Investments                          (295,168)                  0
                                           -----------          ----------
                                             3,349,741                   0
                                           -----------          ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants               813,814              79,284
       Administrative and Miscellaneous
         Expenses                                1,597                   0
                                           -----------          ----------
                                               815,411              79,284
                                           -----------          ----------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                        4,095,162            (131,052)

Loans to Participants, net                    (155,659)            504,238

Fund-to-Fund Transfers                      (1,647,064)                  0

Net Assets Available for Benefits,
   Beginning of Year                        18,453,178           2,744,644
                                           -----------          ----------
Net Assets Available for Benefits,
   End of Year                             $20,745,617          $3,117,830
                                           ===========          ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                           Fidelity               Fidelity
                                          Asset Manager         Asset Manager
                                           Income Fund           Growth Fund
Sources of Participants' Equity:
   Contributions:
         Employee                           $71,810               $369,988
         Employer                                 0                      0
                                           --------             ----------
                                             71,810                369,988
                                           --------             ----------

 Plan-to-Plan Transfers                      (8,078)               (73,516)

   Investment Income:
       Dividend and Interest Income          29,285                367,688
       Net Change in Fair Value of
         Investments                         14,718                318,629
                                           --------             ----------
                                             44,003                686,317
                                           --------             ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants             28,056                 77,393
       Administrative and Miscellaneous
         Expenses                               135                     50
                                           --------             ----------
                                             28,191                 77,443
                                           --------             ----------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                        79,544                905,346

Loans to Participants, net                      235                (26,121)

Fund-to-Fund Transfers                       70,609                119,410

Net Assets Available for Benefits,
   Beginning of Year                        305,659              2,414,610
                                           --------             ----------
Net Assets Available for Benefits,
   End of Year                             $456,047             $3,413,245
                                           ========             ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                            Fidelity              Fidelity
                                           Asset Manager    International Growth
                                              Fund              and Income Fund
Sources of Participants' Equity:
   Contributions:
         Employee                          $  398,097           $  220,362
         Employer                                   0                    0
                                           ----------           ----------
                                              398,097              220,362
                                           ----------           ----------

  Plan-to-Plan Transfers                      (51,709)               3,351

   Investment Income:
       Dividend and Interest Income           358,830               96,983
       Net Change in Fair Value of
         Investments                          386,629               17,608
                                           ----------           ----------
                                              745,459              114,591
                                           ----------           ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants              210,913               56,396
       Administrative and Miscellaneous
         Expenses                                 107                  200
                                           ----------           ----------
                                              211,020               56,596
                                           ----------           ----------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                         880,827              281,708

Loans to Participants, net                    (52,655)             (15,525)

Fund-to-Fund Transfers                       (332,512)            (269,119)

Net Assets Available for Benefits,
   Beginning of Year                        3,458,047            1,481,872
                                           ----------           ----------
Net Assets Available for Benefits,
   End of Year                             $3,953,707           $1,478,936
                                           ==========           ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                             Fidelity            Fidelity US
                                           Managed Income        Equity Index
                                           Portfolio Fund       Commingled Pool
Sources of Participants' Equity:
   Contributions:
         Employee                          $   826,080          $  158,523
         Employer                                    0                   0
                                           -----------          ----------
                                               826,080             158,523
                                           -----------          ----------

 Plan-to-Plan Transfers                        (79,845)             26,171

   Investment Income:
       Dividend and Interest Income            678,958               4,482
       Net Change in Fair Value of
         Investments                                 0             115,245
                                           -----------          ----------
                                               678,958             119,727
                                           -----------          ----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants               708,412               4,665
       Administrative and Miscellaneous
         Expenses                                8,606                   0
                                           -----------          ----------
                                               717,018               4,665
                                           -----------          ----------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                         708,175              299,756

Loans to Participants, net                   (118,524)              28,254

Fund-to-Fund Transfers                       (792,296)           1,130,697

Net Assets Available for Benefits,
   Beginning of Year                       11,000,610                   0
                                          -----------          ----------
Net Assets Available for Benefits,
   End of Year                            $10,797,965          $1,458,707
                                          ===========          ==========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                           Founders               USAA
                                            Growth             International
                                            Fund                  Fund
Sources of Participants' Equity:
   Contributions:
         Employee                          $ 55,563             $ 22,288
         Employer                                 0                    0
                                           --------             --------
                                             55,563               22,288
                                           --------             --------

Plan-to-Plan Transfers                       (3,189)              (1,035)

   Investment Income:
       Dividend and Interest Income          72,159               12,420
       Net Change in Fair Value of
         Investments                        (50,169)             (12,725)
                                           --------             --------
                                             21,990                 (305)
                                           --------             --------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                  0                    0
       Administrative and Miscellaneous
         Expenses                                 0                    0
                                           --------             --------
                                                  0                    0
                                           --------             --------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                        74,364               20,948

Loans to Participants, net                    3,770                1,305

Fund-to-Fund Transfers                      453,971              152,428

Net Assets Available for Benefits,
   Beginning of Year                              0                    0
                                           --------             --------
Net Assets Available for Benefits,
   End of Year                             $532,105             $174,681
                                           ========             ========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                         Warburg Pincus          Fidelity
                                            Emerging             Brokerage
                                             Growth                Link
Sources of Participants' Equity:
   Contributions:
         Employee                           $35,886               $3,821
         Employer                                 0                    0
                                           --------             --------
                                             35,886                3,821
                                           --------             --------

 Plan-to-Plan Transfers                      (1,375)                   0

   Investment Income:
       Dividend and Interest Income          19,692                2,396
       Net Change in Fair Value of
         Investments                          4,894                    0
                                           --------             --------
                                             24,586                2,396
                                           --------             --------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                  0                    0
       Administrative and Miscellaneous
         Expenses                                 0               57,920
                                           --------             --------
                                                  0               57,920
                                           --------             --------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                        59,098              (51,703)

Loans to Participants, net                      803                8,637

Fund-to-Fund Transfers                      268,869              560,341

Net Assets Available for Benefits,
   Beginning of Year                              0                    0
                                           --------             --------
Net Assets Available for Benefits,
   End of Year                             $328,769             $517,275
                                           ========             ========

     See Accompanying Notes to Financial Statements

ILLINOIS POWER COMPANY
INCENTIVE SAVINGS PLAN FOR EMPLOYEES COVERED
UNDER A COLLECTIVE BARGAINING AGREEMENT

Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1997

                                                     Total All
                                                       Funds
Sources of Participants' Equity:
   Contributions:
         Employee                                   $ 6,030,469
         Employer                                     1,762,154
                                                    -----------
                                                      7,792,623
                                                    -----------

 Plan-to-Plan Transfers                              (1,106,265)

   Investment Income:
       Dividend and Interest Income                   7,694,537
       Net Change in Fair Value of
         Investments                                  3,894,776
                                                    -----------
                                                     11,589,313
                                                    -----------
Application of Participants' Equity:
       Distributions to Active and
         Terminated Participants                      3,812,945
       Administrative and Miscellaneous
         Expenses                                       112,276
                                                    -----------
                                                      3,925,221
                                                    -----------
Increase (Decrease) in Net Assets
  Available for Benefits prior to
  interfund transfers                                14,350,451

Loans to Participants, net                                    0

Fund-to-Fund Transfers                                        0

Net Assets Available for Benefits,
   Beginning of Year                                 80,372,837
                                                    -----------
Net Assets Available for Benefits,
   End of Year                                      $94,723,287
                                                    ===========

     See Accompanying Notes to Financial Statements

                             ILLINOIS POWER COMPANY
                             INCENTIVE SAVINGS PLAN
                          FOR EMPLOYEES COVERED UNDER A
                         COLLECTIVE BARGAINING AGREEMENT


                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN:

       General:

       The Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the Plan) is sponsored and administered by Illinois Power Company (the Company). The Plan became effective as of January 1, 1987. Assets of the Plan are held and managed by a Trustee. Effective July 1, 1995, Fidelity Management Trust Company of Boston, Massachusetts became trustee and custodian. The purpose of the Plan is to enable participants to invest a portion of their salaries in tax-deferred savings pursuant to section 401(k) of the Internal Revenue Code (IRC). The Plan is subject to and in compliance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

       Illinois Power Company is a wholly-owned subsidiary of Illinova Corporation (Illinova). Although Illinois Power Company remains the sponsor and administrator of the Plan, all shares of stock contributed to participants' accounts or held in the Stock Fund are shares of Illinova.

       Participation:

       All employees of the Company who are covered under a collective bargaining agreement are eligible to participate in the Plan. Participation is voluntary. Active participation ceases upon termination of employment with the Company. Former employees can choose to liquidate their accounts or to leave them in the Plan. Earnings will continue to accrue on undistributed accounts. All accounts, whether for active or former employees, are fully vested.

       Plan Changes and Amendments:

       Effective April 1, 1997, new contributions and balances transferred from other options could be invested in five new alternatives. The one new Fidelity fund was the Fidelity U.S. Equity Index Commingled Pool. Three mutual funds managed by other firms include the Founders Growth Fund, USAA International Fund, and the Warburg Pincus Emerging Growth Fund. In addition, participants are able to buy individual stocks and make other investment choices. Additional fees apply for this service which is called Fidelity Brokerage Link. Fidelity Management Trust Company will continue to handle transactions and serve employees accounts, regardless of which funds the participant invests in.

       New contributions could also be made, or balances transferred to, the Stock Fund, the Fidelity Equity Income Fund, the Fidelity Retirement Growth Fund, the Fidelity Asset Manager Income Fund, the Fidelity Asset Manager Growth Fund, the Fidelity Asset Manager Fund, the Fidelity International Growth and Income Fund, or the Fidelity Managed Income Portfolio Fund, which were not affected by the changes.

       Effective June 1997, the Plan was amended to reflect the change to daily valuation and elections through telephonic delivery; permit participants to request a loan from amounts that have been rolled over to the Plan; clarify that if a participant's additions exceeds the limits of section 415 of the IRC, correction will first be made by distributing the participant's after-tax and 401(k) contributions; and clarify that a participant must be an active employee on the last day of the plan year to receive a Company Incentive Contribution for that plan year.

       Contributions:

       Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the applicable percentage limit set by law. A participant may also "roll-over" into the Plan amounts previously invested in another retirement plan.

       Participants have the option of investing their contributions into any or all of the investment funds in the proportions they choose. They may change their investment options or transfer amounts from fund to fund at any time. Amounts are transferred to or from the Illinois Power Company Incentive Savings Plan as participants shift out of or into positions covered by a collective bargaining agreement. These transfers are shown in the Statement of Changes in Net Assets Available for Benefits with Fund Information as Plan-to-Plan Transfers.

       The Company contributes a monthly matching contribution to the Plan equal to 50% of the first $80 of the participants' monthly before-tax contributions and 25% of the balance of deferrals per month, up to 6% of the employee's base earnings for the month. All Company matching contributions are paid in units of Illinova common stock and are contained in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Illinova Stock Fund.

       The Company has an Incentive Compensation arrangement in which all participants employed by the Company on the last day of the Plan year are eligible to earn cash and Illinova stock if specified performance goals are met. Units awarded under the Incentive Compensation arrangement are held in the Stock Fund. Dividends earned on these units are also invested in the Stock Fund.

       Shares previously held in the Tax Reduction Act Stock Ownership Plan (TRASOP), which was eliminated in 1988, are also held in the Stock Fund.

       ESOP:

       In October 1990, the Board of Directors authorized amendments to the Incentive Savings Plan to provide for the implementation of an Employee Stock Ownership Plan (ESOP) arrangement. Under this arrangement, the Company, pursuant to authorization granted by the Illinois Commerce Commission (ICC), loaned $35 million to the Trustee of the ESOP in January 1991. The loan proceeds were used to purchase 2,031,445 shares of the Company's common stock on the open market. These shares are held in a suspense account under the Plans and are being distributed to the accounts of participating employees as the loan is repaid by the Trustee with funds contributed by Illinois Power, together with dividends on the shares acquired with the loan proceeds. The shares are allocated to the accounts of eligible participating employees as they are earned through the Match or Incentive Compensation features of the Plan.

       As of December 31, 1998, 341,852 and 340,566 shares have been allocated to bargaining unit employees for Matching Contributions and Company Incentive Contributions, respectively.

       Distributions:

       Distributions as provided for in the Plan are made to retired Plan participants or their beneficiaries. Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the employee reaches age 70 1/2 or the calendar year in which the employee retires. All distributions are made in the form of cash and/or Illinova common stock.

       Forfeitures:

       Each participant is responsible for supplying the Company with a current address. If the address of the participant (or the participant's beneficiary in the event of participant's death) is not known to the Company within four years (three years in the event of participant's death) of the date on which distribution may first be made, the adjusted balance in the participant's account shall be deemed a forfeiture and shall be used to reduce matching contributions and company incentive contributions. In the event that the participant or beneficiary makes a valid claim for the forfeited amount, the benefits shall be reinstated.

       Loans:

       The Plan allows participants to borrow from their before-tax and TRASOP accounts an amount not to exceed the lesser of $50,000 reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made or 50% of the vested account balance. Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. For 1998, the interest rate ranged from 8.75% to 9.50%, however for 1997 the rate was 9.50%.

       All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant and by optional cash payments. Interest paid on the loan is credited to the participant's account. The Trustee maintains a Loan Fund to hold the balances of participants' loans.

       Plan Termination:

       It is expected that the Plan will be continued, but the right to amend, modify or terminate the Plan is reserved by the Company provided that such action does not retroactively and adversely affect the rights of any participant or beneficiary under the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       Basis of Accounting:

       The accompanying Plan financial statements are prepared on the accrual basis of accounting.

       Investments:

       The guaranteed investment fund is valued at contract value as reported to the Plan by the Trustee. Participant notes receivable included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at current value based on the latest quoted market price.

       Income:

       Interest and dividend income is accrued as earned.

       Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Illinova common stock is valued by the Plan at market value on the date of allocation and current value is used at the time of distribution to participants resulting in a realized gain or loss as reflected in the Statement of Changes in Net Assets Available for Benefits with Fund Information.

       Expenses:

       Certain expenses Incurred in the administration of the Plan are paid by the Plan rather than the Company. The expenses paid by the Plan include ESOP record keeping fees and trustee administrative fees. All other expenses incurred in the operation of the Plan are paid by the Company.

       Income Taxes:

       The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

       Use of Estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

       Certain reclassifications have been made to the 1997 financial statements to conform with the 1998 presentation.

NOTE 3 - INVESTMENTS

       Plan  investments  are  received,  invested  and  held  by  the  Trustee.
Individual investments that represent 5% or more of the Plan's net assets available for benefits include:

                                                    December 31, 1998

Investments at Fair
Value as Determined by
Quoted Market Price
                                              Units       Value         Cost

Illinova Common Stock                        933,011   $23,325,275   $19,405,395

Fidelity Equity Income
Fund                                         437,125   $24,282,284   $17,266,208

Fidelity Retirement
Growth Fund                                1,414,065   $29,002,482   $25,539,827

Fidelity Managed Income
Portfolio Fund                            11,877,171   $11,877,172   $11,877,171



                                                December 31, 1997

Investments at Fair
Value as Determined by
Quoted Market Price
                                              Units        Value         Cost

Illinova Common Stock                        890,194    23,978,597    18,813,033

Fidelity Equity Income
Fund                                         434,913   $22,793,804   $16,044,188

Fidelity Retirement
Growth Fund                                1,225,106   $20,643,042   $21,559,849

Fidelity Managed Income
Portfolio Fund                            10,751,250   $10,751,250   $10,751,250

NOTE 4 - TRANSACTIONS WITH PARTIES-IN-INTEREST

     Fidelity Management Trust Company, the Trustee for the Plan, purchased shares of Illinova Common Stock at a cost of $3,525,126 in 286 transactions and sold shares, the proceeds of which totaled $3,393,270, in 264 transactions. The net gain on these sales was $650,848. The transactions are allowable party-in-interest transactions under Section 408(3) of ERISA and the regulations thereunder.

     The majority of the assets of the Plan are invested in Fidelity Investments mutual funds. The Plan also invests in a short-term money market fund, the Fidelity Investments Cash Portfolio. The transactions with these Fidelity funds are allowable party-in-interest transactions under Section 408(b)(8) of ERISA and the regulations thereunder. The number of purchase transactions with each fund and the dollar amount of purchases for each fund as of December 31, 1998 are listed below:

                                              Purchase            Purchase
Fund                                        Transactions           Amount

Fidelity Equity Income Fund                     223              $5,869,785

Fidelity Retirement Growth Fund                 216              $7,378,990

Fidelity Asset Manager Income Fund               86                $213,132

Fidelity Asset Manager Growth Fund              148              $1,338,823

Fidelity Asset Manager Fund                     158              $1,625,100

Fidelity International Growth and
Income Fund                                     120                $324,653

Fidelity Managed Income Portfolio
Fund                                            174              $4,914,087

Fidelity US Equity Index
Commingled Pool                                 154              $1,904,825

Founders Growth Fund                            123                $845,486

USAA International Fund                          81                $212,858

Warburg Pincus Emerging Growth                  104                $296,104

Fidelity Brokerage Link                          58                $454,237

Cash Portfolio                                  146              $4,308,151

     The number of sales transactions with each fund, the dollar amount of sales, and the gain on these sales for each fund as of December 31, 1998 are shown below:

                                         Sales
                                         Trans-      Sales
Fund                                    actions      Amount        Gain/(Loss)

Fidelity Equity Income Fund               198      $5,643,348       $995,583

Fidelity Retirement Growth
Fund                                      188      $3,597,324       $198,313

Fidelity Asset Manager Income
Fund                                       36        $151,426         $5,331

Fidelity Asset Manager Growth
Fund                                       99        $666,176       $108,086

Fidelity Asset Manager Fund               126        $606,253        $79,305

Fidelity International Growth
and Income Fund                            86        $366,732        $36,177

Fidelity Managed Income
Portfolio Fund                            187      $3,788,166             $0

Fidelity US Equity Index
Commingled Pool                            77        $765,429        $42,481

Founders Growth Fund                       52        $255,992         $7,561

USAA International Fund                    26        $105,042        ($7,608)

Warburg Pincus Emerging Growth             35         $92,226        ($1,449)

Fidelity Brokerage Link                   252        $103,579             $0

Cash Portfolio                            211      $4,215,173             $0

NOTE 5 - SUBSEQUENT EVENT

           Illinova has announced an intention to merge with Dynegy. Status of the plan following the merger has not been determined.

                                                             Item 27a Schedule I

                             Illinois Power Company
                             Incentive Savings Plan
                          for Employees Covered Under a
                         Collective Bargaining Agreement

                 Schedule of Assets Held for Investment Purposes
                                December 31, 1998


Identity of Issue/                                                 Current
Description of Investment                       Cost                Value

*Illinova Common Stock                       $19,405,395         $23,325,275

*Fidelity Equity Income Fund                 $17,266,208         $24,282,284

*Fidelity Retirement Growth Fund             $25,539,827         $29,002,482

*Fidelity Asset Manager Income Fund             $498,402            $519,921

*Fidelity Asset Manager Growth Fund           $3,682,573          $4,135,718

*Fidelity Asset Manager Fund                  $4,461,886          $4,746,452

*Fidelity International Growth and
Income Fund                                   $1,365,092          $1,515,820

*Fidelity Managed Income Portfolio
Fund                                         $11,877,171         $11,877,172

*Fidelity US Equity Index
Commingled Pool                               $2,521,443          $3,190,596

*Founders Growth Fund                         $1,172,193          $1,255,200

*USAA International Fund                        $287,828            $268,976

*Warburg Pincus Emerging Growth                 $524,811            $558,770

*Fidelity Brokerage Link                        $866,805            $866,805

*Participant Loans**                          $3,447,568          $3,447,568
                                              ----------         -----------
                                             $92,917,202        $108,993,039


*A party-in-interest to the Plan
**Interest rates on loans range
from 7% to 11%


                                                                                                               Item 27d Schedule II


                                                        Illinois Power Company
                                                        Incentive Savings Plan
                                                     for Employees Covered Under a
                                                    Collective Bargaining Agreement

                                                 Schedule of Reportable Transactions *
                                                 for the Year Ended December 31, 1998


                                                                               Expense                    Current
Identity of                                                                   Incurred                    Value of
Party Involved/                            Purchase     Selling    Lease       with       Cost of         Asset on
Description of Asset                        Price        Price     Rental      Trans       Asset          Trans DT        Net Gain
--------------------                     ----------   ----------   ------     --------    ----------     ----------     ----------

Illinova Common Stock                    $3,525,126   $3,393,270    N/A          N/A      $2,742,422     $3,393,270     $  650,848

Fidelity Equity
Income Fund
                                         $5,869,785   $5,643,349    N/A          N/A      $4,647,766     $5,643,349     $  995,583

Fidelity Retirement
Growth Fund
                                         $7,378,990   $3,597,324    N/A          N/A      $3,399,011     $3,597,324     $  198,313

Fidelity Managed
Income Portfolio Fund
                                         $4,914,087   $3,788,166    N/A          N/A      $3,788,166     $3,788,166              0


* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

     SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, Illinois Power Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 Illinois Power Company
                                                 Incentive Savings Plan
                                                 for Employees Covered Under a
                                                 Collective Bargaining Agreement


                                                 by: /s/Kim B. Leftwich
                                                 Kim B. Leftwich
                                                 Vice-President

        Date: June 28, 1999





                                  EXHIBIT INDEX

                             Exhibits Filed Herewith


            Exhibit No.          Description
--------------------------------------------------------------------------------

                 1               Consent of Independent Accountants

                                                                       Exhibit 1

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-60278) of Illinova Corporation of our report dated June 18, 1999 relating to the financial statements of Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement for the year ended December 31, 1998, which appears in this Form 11-K.






by /s/PricewaterhouseCoopers LLP

St. Louis, Missouri
June 28, 1999